30 April 2009

Cadbury Makes Further Progress in First Quarter with Guidance for 2009 Unchanged

First Quarter Highlights

•	Revenue growth of 2% in constant currency; up 11% in reported currency

•	Strong growth in chocolate, up 7%, led by a very good Easter in the UK with over 20% growth for Cadbury Creme Egg and traditional shell eggs

•	Soft start for gum and Halls, led by trade de-stocking

•	Good growth in the UK and emerging markets offset weaker performances in North America and Europe

•	Ongoing delivery of Vision into Action cost savings in line with our expectations
•	oImplementation of streamlined organisation completed on target
 oConsultation started on gum factory reconfiguration in Spain and Turkey
 oFurther restructuring of Cadbury Nigeria focused on delivering margin improvements
Strong financial position with secure long-term financing

•	Disposal of Australia Beverages completed on 3 April 2009. Net proceeds of approximately GBP 475m will be used to redeem Euro 600m bond due in June 2009

•	oIssuance of five year GBP 300m bond in March Guidance for the year unchanged

•	Revenue growth around the lower end of our 4-6% goal range with good margin progress in line with expectations

Todd Stitzer, Cadbury’s CEO said: “We made further progress in the first quarter, despite cycling strong prior year comparatives. A strong chocolate performance and good growth in emerging markets were partially offset by customer de-stocking and softer demand in North America and Europe. Our Vision into Action plan continues to deliver growth, efficiency and capability benefits, with strong innovation and significant cost savings expected in 2009. As a result, we reconfirm our guidance to deliver revenue growth around the lower end of our 4-6% goal range and to make good progress toward our goal of mid-teens margins by 2011.”

Except where stated, all percentages are calculated using constant currency

For Further Information:
Cadbury plc	+44 1895 615000
http://www.cadbury.com

Capital Market Enquiries	+44 1895 615124
John Dawson, Rachel Stevens and Basak Kotler
Media Enquiries
Cadbury	+44 1895 615011
Alex Harrison
Finsbury	+44 20 7251 3801
Rollo Head

Teleconference Calls:
Two conference calls, hosted by Todd Stitzer, Chief Executive Officer, and Andrew Bonfield, Chief Financial Officer, will take place today (30 April 2009) at 09:00 and then at 15:00, providing an opportunity to discuss our Interim Management Statement.

	Teleconference	Replay
09:00 BST (10:00 CET)
UK and Europe	+44 20 7138 0818	+44 20 7806 1970
USA	+1 718 354 1171	+1 718 354 1112
Replay Access Number:		5156744#
15:00 BST (16:00 CET, 10:00 EST)
UK and Europe	+44 20 7138 0816	+44 20 7806 1970
USA	+1 718 354 1171	+1 718 354 1112
Replay Access Number:		3412474#

Podcasts and transcripts of the conference calls will be available afterwards at www.cadbury.com.

High resolution images to accompany this announcement are available for the media to view and download free of charge from www.cadbury.com/media/imagelibrary.

NEXT EVENTS

Forthcoming Group results announcements or major events are:

14 May 2009	Annual General Meeting
30 July 2009	Results for the First Half of 2009

First Quarter Update

CONTINUING OPERATIONS

In the first quarter of 2009, Cadbury’s revenue benefited from strong growth in chocolate which more than offset a soft start for gum, in North America and Europe, and for Halls. This was achieved despite cycling strong prior year comparatives. As expected, trade de-stocking in the first few months of the year, particularly in the US and Canada, had a material impact on volumes, reducing overall revenue in the quarter by around 2%. As a result, overall base business revenue growth was 2%, reflecting price mix benefits of around 5%, partially offset by softer volumes, down 3%. Adjusting for trade de-stocking, volumes were down only 1%.

Revenue Performance by Category

Our business benefited from the breadth of its category and market portfolio. Overall, our main chocolate markets delivered strong growth and good market share gains, particularly in the UK. The increased demand for chocolate and bagged candies, typical beneficiaries of a stay-at-home culture, more than compensated for somewhat slower demand for our more functional or activity related products — medicated candies and gum.

•	Chocolate (48% of revenue in the quarter) delivered revenue growth of 7%, reflecting strong performances in the UK, India and South Africa. Australia grew despite clearing trade inventories in preparation for the relaunch of the core Cadbury chocolate brand in the second quarter of the year.

•	Gum (32% of revenue) delivered strong growth in South America and a robust share performance in key markets, including the US, Mexico and France. However, this was more than offset by underlying demand weakness in Europe and the significant impact of de-stocking in the US. As a result, overall gum revenue declined 2% in the quarter.

•	Candy (20% of revenue) delivered strong performances from mainstream candy brands in Australia, Middle East and Africa and Asia. However, a relatively weak cough/cold season for Halls in the first quarter of 2009 resulted in an overall candy revenue decline of 2%. Excluding Halls, candy revenues grew by 2%.

Revenue Performance by Market

Our performance by market reflected the mix between chocolate, gum and candy, as described above, local market share gains and the relative impact of customer de-stocking.

In emerging markets, revenue growth was good, up 6% for the quarter, led by India, South Africa and South America, which more than offset the expected impact of weak trading conditions in South East Asia and Russia. In developed markets, revenue was unchanged despite inventory reductions and weaker consumer demand, particularly for cough/cold candies.

Looking at the revenue outturn by region:

•	In Britain & Ireland revenue grew 10%, reflecting continued significant market share gains in the UK including the benefits of a strong Easter for Cadbury. Seasonal products performed strongly, with both shell eggs and Cadbury Creme Egg up over 20%. Growth also included the sustained benefit of innovation from countline products (i.e. our single-serve products excluding moulded chocolate, for example Wispa) launched in the last nine months of 2008. Overall, our UK market share in chocolate including the Easter period rose by over 200 bps (Nielsen: 11 April 2009).

•	In Europe, revenue was down 8%, with only Poland delivering good growth. Most markets continued to see weaker consumer demand and several were impacted by some trade de-stocking.

•	In the Middle East and Africa, revenue growth of 12% was led by a strong performance in South Africa.

•	In Asia, revenue grew by 11%, reflecting strong performances in India and China which more than offset softer markets in South East Asia.

•	In Pacific, revenue was 3% ahead. The business in Australia grew well despite reducing inventories as part of preparations for a major product relaunch in the second quarter.

•	Revenue in North America was down 6%, reflecting significant de-stocking, particularly in the US and Canada, and softer demand. However, adjusting for reduced trade inventories, revenue was unchanged.

•	In South America, revenue growth of 10% was strong in a weaker economic environment, with market share gains and modest volume growth underpinning the positive performance.

Underlying Operating Margin

Year on year underlying operating margin improved, led by the continued benefits of cost savings from the successful implementation of our Vision into Action business plan and savings arising from media deflation.

Vision into Action Update

In June 2007, we set out our Vision into Action business plan, focused on maintaining our strong revenue momentum whilst significantly improving our operating margins from around 10% to mid-teens by 2011. The plan focuses resources and projects around three key priorities; growth, efficiency and capability.

During the first quarter of 2009, we announced or started a number of projects that will provide incremental benefits in 2009, 2010 and 2011.

•	Started consultation on the closure of our Barcelona gum factory in Spain and announced the relocation of production from the former Intergum factory in Istanbul, Turkey to our larger facility in Gebze, just outside Istanbul; actions taken will achieve greater efficiencies of scale, enabling the business to reduce costs and improve competitiveness.

•	Further headcount reductions across the SG&A functions in Nigeria; 300 people will leave the Nigerian business in 2009 as part of the next phase of the margin improvement programme. The initiative builds on the successful restructuring of the operation which resulted in it making a modest underlying operating profit in 2008.

•	In March, we announced an agreement for Cadbury Dairy Milk, in Britain and Ireland, to become the first major chocolate brand to gain Fairtrade certification by the end of summer 2009. Building on the success of our Cadbury Cocoa Partnership initiative, this will create a sustainable supply of high quality cocoa. It will also drive the Vision into Action growth priority by strengthening Cadbury Dairy Milk as a key advantaged, consumer preferred brand.

Additional cost management actions have been implemented in the quarter which are outside the scope of the Vision into Action business plan. These included a global pay freeze for senior management and pay freezes in a number of our major business units.

Update on Financial Position

The Company has a strong financial position with secure long-term financing. In March, we completed a successful five year sterling bond issue (GBP300m at 5.375%). On 3 April 2009, we received the proceeds of the Australia Beverages disposal, which will be used to reduce Cadbury’s net debt and provide funds to redeem the Euro 600m bond due in June 2009.

Other than as disclosed in this release, there have been no other material changes to the financial position of the Group.

2009 Outlook

We have made further progress in the first quarter despite cycling strong prior year comparatives. A strong chocolate performance and good growth in emerging markets were partially offset by customer de-stocking and softer demand in North America and Europe. Our Vision into Action plan remains on track to deliver planned central, SG&A and supply chain cost savings in 2009.

As a result, we reconfirm our guidance to deliver revenue growth around the lower end of our 4-6% goal range and to make good progress toward our goal of mid-teens margins by 2011.

Technical Guidance

We provide technical guidance to aid consistency across a range of modelling assumptions of a technical nature. We will provide appropriate updates to this information on a regular basis as part of our normal reporting. The 2009 Outlook and accompanying Technical Guidance should be reviewed together with the paragraph on Forward Looking Statements, set out in this release.

To aid the future comparison of year on year performance we have included in Appendices A and B, additional information on our seven business units for revenue and underlying operating profit in the first and second halves of 2008. In Appendix C, we have provided the comparative revenue growth rates for our seven business units for the first and third quarters of 2008.

Our technical guidance for input costs and price realisation, restructuring costs, interest rates, tax rates, depreciation and capital expenditure are unchanged from those included in our full year results statement for 2008, published on 25 February 2009.

The impact of foreign exchange translation on our net revenue and underlying operating profit is impossible to predict with certainty. However, assuming exchange rates remain unchanged for the balance of the year from those as at 23 April 2009, exchange should increase net revenue by around 9% and increase net underlying operating profit by around 14%.

Analyst consensus estimates are collated and circulated to interested parties on a periodic basis. To be added to the circulation of estimates, please contact the Investor Relations team.

DISCONTINUED OPERATIONS

On 3 April 2009 we completed our disposal of the Australia Beverages business to Asahi Breweries of Japan for a gross consideration of GBP550m. As a result, Cadbury is now a focused pure-play confectionery business, with strong brands and leading businesses in Chocolate, Gum and Candy.

As expected, the sale gave rise to net proceeds of around GBP475m in 2009*, which will be used to reduce Cadbury’s net debt and provide funds to redeem the Euro 600m bond due in June 2009. The performance of our discontinued businesses will be reported with the Half Year results, published in July 2009.

• Additional cash costs totalling around GBP20m are expected to be incurred as a result of separation activities in 2010 and 2011.

Appendix A – Revenue Reconciliation for 2008

First Half 2008

	First Half	Base Business	Base Business Change	Acq/ Disposals	FX effects	First Half	Reported Change %
	2007	£m	%	£m	£m	2008
	£ m	—	—	—	—	£ m

Britain and Ireland	571	11	1.9	(26)	9	565	(1.1)
Europe	391	10	2.6	34	61	496	26.9
Middle East and Africa	146	22	15.1	—	—	168	15.1
Asia	120	27	22.5	—	7	154	28.3
Pacific	260	4	1.5	6	34	304	16.9
North America	497	58	11.7	(15)	13	553	11.3
South America	154	23	14.9	—	19	196	27.3
Central	4	—	—	—	—	4	—

Continuing Group	2,143	155	7.2	(1)	143	2,440	13.9

Second Half 2008

	Second Half	Base Business	Base Business Change	Acq/ Disposals	FX effects	Second Half	Reported Change %
	2007	£m	%	£m	£m	2008
	£ m	—	—	—	—	£ m

Britain and Ireland	687	45	6.6	(40)	12	704	2.5
Europe	488	23	4.7	11	79	601	23.2
Middle East and Africa	175	24	13.7	—	9	208	18.9
Asia	155	18	11.6	—	11	184	18.7
Pacific	325	5	1.5	(3)	33	360	10.8
North America	552	20	3.6	(1)	77	648	17.4
South America	169	34	20.1	—	31	234	38.5
Central	5	—	—	—	—	5	—

Continuing Group	2,556	169	6.6	(33)	252	2,944	15.2

Full Year 2008

	Full Year	Base Business	Base Business Change	Acq/ Disposals	FX effects	Full Year	Reported Change %
	2007	£m	%	£m	£m	2008
	£ m	—	—	—	—	£ m

Britain and Ireland	1,258	56	4.5	(66)	21	1,269	0.9
Europe	879	33	3.8	45	140	1,097	24.8
Middle East and Africa	321	46	14.3	—	9	376	17.1
Asia	275	45	16.4	—	18	338	22.9
Pacific	585	9	1.5	3	67	664	13.5
North America	1,049	78	7.4	(16)	90	1,201	14.5
South America	323	57	17.6	—	50	430	33.1
Central	9	—	—	—	—	9	—

Continuing Group	4,699	324	6.9	(34)	395	5,384	14.6

Appendix B –Underlying Operating Profit Reconciliation for 2008

First Half 2008

	First Half	Base Business	Base Business Change	Acq/ Disp.	Change in BIC*	FX effects	First Half	Reported Change %
	2007	£m	%	£m	£m	£m	2008
	£ m	—	—	—	—	—	£ m

Britain and Ireland	44	14	31.8	(2)	1	1	58	31.8
Europe	30	—	—	2	(4)	7	35	16.7
Middle East and Africa	10	—	—	—	0	—	10	—
Asia	3	6	200.0	—	2	—	11	266.7
Pacific	32	(1)	(3.1)	—	3	5	39	21.9
North America	82	24	29.3	(1)	—	3	108	31.7
South America	27	6	22.2	—	1	3	37	37.0
Central	(65)	11	16.9	—	(7)	—	(61)	6.2

Continuing Group	163	60	36.8	(1)	(4)	19	237	45.4

Second Half 2008

	Second Half	Base Business	Base Business Change	Acq/ Disp.	Change in BIC*	FX effects	Second Half	Reported Change %
	2007	£m	%	£m	£m	£m	2008
	£ m	—	—	—	—	—	£ m

Britain and Ireland	86	1	1.2	(6)	(1)	1	81	(5.8)
Europe	52	12	23.1	1	2	13	80	53.8
Middle East and Africa	13	15	115.4	—	(3)	(1)	24	84.6
Asia	18	5	27.8	—	1	2	26	44.4
Pacific	69	(8)	(11.6)	1	—	5	67	(2.9)
North America	102	4	3.9	1	1	15	123	20.6
South America	23	17	73.9	—	—	7	47	104.3
Central	(53)	3	5.7	—	3	—	(47)	11.3

Continuing Group	310	49	15.8	(3)	3	42	401	29.4

Full Year 2008

	Full year	Base Business	Base Business Change	Acq/ Disp.	Change in BIC*	FX effects	Full year	Reported Change %
	2007	£m	%	£m	£m	£m	2008
	£ m	—	—	—	—	—	£ m

Britain and Ireland	130	15	11.5	(8)	—	2	139	6.9
Europe	82	12	14.6	3	(2)	20	115	40.2
Middle East and Africa	23	15	65.2	—	(3)	(1)	34	47.8
Asia	21	11	52.4	—	3	2	37	76.2
Pacific	101	(9)	(8.9)	1	3	10	106	5.0
North America	184	28	15.2	—	1	18	231	25.5
South America	50	23	46.0		1	10	84	68.0
Central	(118)	14	11.9	—	(4)	—	(108)	8.5

Continuing Group	473	109	23.0	(4)	(1)	61	638	34.9

* Business improvement costs

Appendix C – 2008 Base Business Revenue Growth for Q1 and Q3

	Q1	Q3
2008 Base Business Revenue Growth	% %
Britain and Ireland	2	9
Europe	6	4
Middle East and Africa	16	15
Asia	20	20
Pacific	1	(1)
North America	11	3
South America	8	18
Central	(2)	(6)

Continuing Group	7	7

About Cadbury
Cadbury is one of the world’s largest confectionery businesses with number one or number two positions in over 20 of the world’s 50 biggest confectionery markets. It also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury Dairy Milk, Flake, Creme Egg and Green & Black’s in chocolate; Trident, Dentyne, Hollywood and Bubbaloo in gum; and Halls, Cadbury Eclairs, Bassett’s and The Natural Confectionery Co. in candy.

Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. In evaluating forward looking statements, you should consider general economic conditions in the markets in which we operate, as well as the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission and posted on Cadbury plc’s website www.cadbury.com. These materials should be viewed in conjunction with our periodic half yearly and annual reports and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury plc, Cadbury House, Uxbridge Business Park, Sanderson Road, Uxbridge UB8 1DH, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury plc or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.